Exhibit 99.1

MAKING

SUSTAINABLE LIVING

COMMONPLACE

CHAIRMAN’S LETTER AND NOTICE OF MEETING ANNUAL GENERAL MEETING ROTTERDAM 3 MAY 2018

Weena 455, PO Box 760, 3000 DK Rotterdam, the Netherlands

Telephone +31 (0)10 217 4000

To our shareholders and holders	20 March 2018
of depositary receipts

Marijn Dekkers,

Chairman of the Board of Directors

Dear Madam, Sir,

I am pleased to enclose the Notice of this year’s Unilever N.V.’s (‘NV’) Annual General Meeting (the ‘NV AGM’). The meeting will be held on Thursday 3 May 2018 in the Rotterdam Hall of the World Trade Center, Beursplein 37 in Rotterdam and will start at 10.30am.

As last year, the Boards have decided to hold the AGMs on consecutive days with the Unilever PLC (‘PLC’) AGM (the ‘PLC AGM’) to be held in the UK on 2 May 2018.

At the NV AGM our CEO, Paul Polman, will update you on the progress of the business in 2017. Following this presentation, we will have a full Q&A session on all matters tabled before we conduct the formal business of the meeting.

This year marks the retirement of Ann Fudge as a Non-Executive Director at the end of the NV AGM. She joined the Boards in 2009 and has served as Vice-Chairman of the Boards and as Chairman of our Compensation Committee since April 2015. On behalf of the Boards, I would like to thank Ann for her outstanding and valued contribution to Unilever. All other Directors are offering themselves for re-election.

We are delighted to propose Andrea Jung for election as a Non-Executive Director at this year’s NV AGM. Her experience and expertise will further strengthen the Boards in the areas of consumer/ FMCG insights, sales & marketing and leadership of complex global entities. Her biography is included on page 4 of this Notice.

Unilever N.V.

Registered office Rotterdam. Commercial register No 24051830

We are asking you to approve a new Remuneration Policy which will align the pay of our Executive Directors fully with the Reward Framework we introduced for our management population in 2017. The Reward Framework aims to maintain comparable levels of pay for the same performance while simplifying reward, extending the performance horizon and requiring even higher levels of personal investment in Unilever shares.

The Boards have decided to further align the resolutions put to the respective general meetings of NV and PLC. As a result, at the NV AGM the resolution seeking authority to issue new shares, on a pre-emptive basis, will therefore be increased to one-third of the issued share capital. The authority to issue shares on a non pre-emptive basis will be restricted: for general corporate purposes it will be lowered from 10% to 5% and the additional authority in case of M&A will also be lowered from 10% to 5%.

In addition, two resolutions are tabled in relation to the preference shares. In October 2017, an indirect subsidiary of PLC acquired more than 99% of the outstanding preference shares through a public offer. After this acquisition, it started buy-out proceedings to acquire the remaining preference shares. We hope to finalise these proceedings soon. In an announcement on 28 November 2017, Unilever stated the Boards’ intention to terminate the 6% and 7% cumulative preference shares upon any unification. For that purpose, we table a resolution to repurchase the preference shares from this indirect subsidiary of PLC. Following such repurchase, we intend to cancel the preference shares upon any unification and a resolution to authorise this is also tabled.

The Boards believe that all the proposals to be put to you at the NV AGM are in the best interests of NV and all shareholders. Accordingly, the Directors unanimously recommend that you vote in favour of the resolutions, as they intend to do themselves in respect of their own shares in NV.

The NV AGM is an important opportunity for all shareholders to express their views by asking questions on all of the above issues and on any other topic relevant to our business and the resolutions. If you would like to be assured of the fullest possible response to a question asked in the NV AGM, it would be helpful if you could give me prior notice of your question. Of course, you are also invited to write to me at any time should you wish. Alternatively you may find the answer to your question on our website at www.unilever.com.

Enclosed with this letter you will find the Notice of the NV AGM being convened, together with the Explanatory Notes. A voting instruction form has been sent to those of you who are registered in N.V.’s Register of Shareholders. Our 2017 year-end documents are available on our website at www.unilever.com/ara.

If you would like to cast your votes electronically you will have to do so in any event no later than 5.30pm on Thursday 26 April 2018. Please refer to the information provided on page 7 of the Notice. All your votes are important to us and I would urge you to cast your vote.

I look forward to seeing as many of you as possible on 3 May 2018.

Yours sincerely,

Marijn Dekkers

Chairman

Unilever Chairman’s Letter and Notice of Meeting 2018	2

UNILEVER N.V. NOTICE OF

ANNUAL GENERAL MEETING 2018

The Annual General Meeting (‘AGM’) of Unilever N.V. (the ‘Company’) is to be held on Thursday 3 May 2018 at 10.30am in the Rotterdam Hall of the World Trade Center, Beursplein 37 in Rotterdam, the Netherlands.

AGENDA

1.	To consider the Unilever Annual Report and Accounts 2017 submitted by the Board of Directors, including the Directors’ Remuneration Report.[a,b]

2.	To adopt the Annual Accounts[c] and appropriation of the profit for the 2017 financial year.

3.	To discharge the Executive Directors.

4.	To discharge the Non-Executive Directors.

5.	To approve the Remuneration Policy.[b]

6.	To reappoint Mr N S Andersen as a Non-Executive Director.

7.	To reappoint Mrs L M Cha as a Non-Executive Director.

8.	To reappoint Mr V Colao as a Non-Executive Director.

9.	To reappoint Dr M Dekkers as a Non-Executive Director.

10.	To reappoint Dr J Hartmann as a Non-Executive Director.

11.	To reappoint Ms M Ma as a Non-Executive Director.

12.	To reappoint Mr S Masiyiwa as a Non-Executive Director.

13.	To reappoint Professor Y Moon as a Non-Executive Director.

14.	To reappoint Mr G Pitkethly as an Executive Director.

15.	To reappoint Mr P G J M Polman as an Executive Director.

16.	To reappoint Mr J Rishton as a Non-Executive Director.

17.	To reappoint Mr F Sijbesma as a Non-Executive Director.

18.	To appoint Ms A Jung as a Non-Executive Director.

19.	To appoint the Auditor charged with the auditing of the Annual Accounts for the 2018 financial year.

20.	To authorise the Board of Directors to purchase 6% cumulative preference shares and 7% cumulative preference shares and depositary receipts thereof in the share capital of the Company.

21.	To authorise the Board of Directors to purchase ordinary shares and depositary receipts thereof in the share capital of the Company.

22.	To reduce the capital with respect to 6% cumulative preference shares and 7% cumulative preference shares and depositary receipts thereof held by the Company in its own share capital.
23.	To reduce the capital with respect to ordinary shares and depositary receipts thereof held by the Company in its own share capital.

24.	To designate the Board of Directors as the company body authorised in respect of the issue of shares in the share capital of the Company.

25.	To designate the Board of Directors as the company body authorised to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares for general corporate purposes.

26.	To designate the Board of Directors as the company body authorised to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares for acquisition purposes.

a.	Agenda item 1 is a non-voting item. All other agenda items can be voted on.

b.	The Directors’ Remuneration Report is set out on pages 47 to 76 of the Unilever Annual Report and Accounts 2017, with the Directors’ Remuneration Policy set out on pages 53 to 62.

c.	The Annual Accounts for the 2017 financial year within the meaning of Article 2:361 of the Dutch Civil Code comprise the audited information in the Directors’ Remuneration Report and the financial statements set out on pages 65 to 68 and 70 to 72 of the Unilever Annual Report and Accounts 2017.

Each resolution numbered 5 to 18 (inclusive), if passed, will only become effective if a similar resolution as set out in the Notice of Annual General Meeting of Unilever PLC to be held on 2 May 2018 in London, United Kingdom (or any adjournment thereof) is passed by PLC shareholders.

All documents for the AGM, including the Unilever Annual Report and Accounts 2017, are available at www.unilever. com/ara.

Copies may be obtained free of charge from the Company and through ABN AMRO Bank N.V. (‘ABN AMRO’), telephone number +31 20 344 2000, e-mail corporate.broking@nl.abnamro.com.

3	Unilever Chairman’s Letter and Notice of Meeting 2018

EXPLANATORY NOTES TO THE NOTICE

OF ANNUAL GENERAL MEETING 2018

AGENDA ITEM 1 (NON-VOTING ITEM)

TO CONSIDER THE UNILEVER ANNUAL REPORT AND ACCOUNTS 2017 SUBMITTED BY THE BOARD OF DIRECTORS, INCLUDING THE DIRECTORS’ REMUNERATION REPORT.

At this agenda item a full question and answers session will be held on all matters tabled for this meeting.

AGENDA ITEM 2

TO ADOPT THE ANNUAL ACCOUNTS AND APPROPRIATION OF THE PROFIT FOR THE 2017 FINANCIAL YEAR

It is proposed that:

(i)	the Annual Accounts for the 2017 financial year drawn up by the Board of Directors be adopted; and
(ii)	the profit for the 2017 financial year of €5,191 million be appropriated for addition to the balance sheet item ‘Profit retained’ as set out on page 153 of the Unilever Annual Report and Accounts 2017.

During 2017 €4 million was paid as dividend on the preference shares and €2,154 million was paid as dividend on the ordinary shares.

AGENDA ITEM 3

TO DISCHARGE THE EXECUTIVE DIRECTORS

It is proposed that the Executive Directors in office in the 2017 financial year be discharged for the fulfilment of their task in the 2017 financial year.

AGENDA ITEM 4

TO DISCHARGE THE NON-EXECUTIVE DIRECTORS

It is proposed that the Non-Executive Directors in office in the 2017 financial year be discharged for the fulfilment of their task in the 2017 financial year.

AGENDA ITEM 5

TO APPROVE THE DIRECTORS’ REMUNERATION POLICY

In accordance with Article 2:135 of the Dutch Civil Code, it is proposed to approve the Directors’ Remuneration Policy as set out on pages 53 to 62 of the Unilever Annual Report and Accounts 2017 copies of which are available on Unilever’s website at www.unilever.com/ara.

AGENDA ITEMS 6 THROUGH 18

TO (RE)APPOINT EXECUTIVE AND NON-EXECUTIVE DIRECTORS

Pursuant to Article 20, paragraph 1 of Unilever N.V.’s Articles of Association, all Executive Directors and Non-Executive Directors retire each year at the Annual General Meeting upon the appointment of at least one Executive Director and at least one Non-Executive Director as set forth in the Articles of Association. Each proposed candidate for reappointment is also being proposed for reappointment to the Board of Unilever PLC.

In accordance with Article 19, paragraph 5 of the Articles of Association it is proposed by the Board of Directors, following the recommendations made by the Nominating and Corporate Governance Committee, to reappoint all the existing Non- Executive Directors, with the exception of Ann Fudge, and to appoint Andrea Jung as Non-Executive Director.

The Board of Directors, following the recommendations made by the Nominating and Corporate Governance Committee, also proposes to reappoint Graeme Pitkethly and Paul Polman as Executive Directors.

The Chairman and Board of Directors are satisfied, following a formal performance evaluation, that the Directors being proposed for reappointment continue to perform effectively and should be appointed because they continue to demonstrate their broad and relevant experience, commitment to their roles, and international outlook.

Biographical details concerning each of the Directors proposed for reappointment can be found on page 3 of the Unilever Annual Report and Accounts 2017 and on www.unilever.com [Our Leadership]. Biographical details concerning Andrea Jung can be found below.

Resolution 18 – Ms A Jung

Nationality: Canadian-American. Age: 59. Key areas of experience: consumer/FMCG insights, sales & marketing, leadership of complex global entities. She joined the board of Apple Inc. in 2008 as their first female Non-Executive Director and she has also served on the Boards of General Electric and Daimler AG. Between 1999 and 2012 she was CEO of Avon Products Inc.

Unilever Chairman’s Letter and Notice of Meeting 2018	4

EXPLANATORY NOTES TO THE NOTICE

OF ANNUAL GENERAL MEETING 2018 CONTINUED

AGENDA ITEM 19

TO APPOINT THE AUDITOR CHARGED WITH THE AUDITING OF THE ANNUAL ACCOUNTS FOR THE 2018 FINANCIAL YEAR

Pursuant to Article 34, paragraph 3 of the Articles of Association, auditors charged with the auditing of the Annual Accounts for the current financial year are to be appointed each year.

Each year, the Audit Committee assesses the effectiveness of the external audit process which includes gaining feedback from key stakeholders at all levels across Unilever. The Audit Committee has considered the tenure, quality and fees of the auditors. The Audit Committee has approved the extension of the current external audit contract by one year, and recommended to the Boards the reappointment of the external auditors. It is proposed, in accordance with Article 2:393 of the Dutch Civil Code, to assign KPMG Accountants N.V. to audit the Annual Accounts for the 2018 financial year.

AGENDA ITEM 20

TO AUTHORISE THE BOARD OF DIRECTORS TO PURCHASE 6% CUMULATIVE PREFERENCE SHARES AND 7% CUMULATIVE PREFERENCE SHARES AND DEPOSITARY RECEIPTS THEREOF IN THE SHARE CAPITAL OF THE COMPANY.

This proposal relates to the purchase of 6% cumulative preference shares and 7% cumulative preference shares and depositary receipts thereof (together ‘the Preference Shares’) from Unilever Corporate Holdings Nederland B.V. (‘UCHN’), an indirect subsidiary of Unilever PLC. UCHN acquired over 99% of the outstanding Preference Shares through a tender offer in October 2017. Subsequently it initiated buy-out proceedings to acquire the remaining outstanding Preference Shares that were not tendered. It is expected that such proceedings will be concluded soon. To create flexibility, it is proposed to authorise the Board of Directors to acquire the Preference Shares in a bandwidth as set out below. The maximum price equals the price of the tender offer.

It is therefore proposed that the Board of Directors be authorised, in accordance with Article 2:98 of the Dutch Civil Code, to cause the Company to purchase, any and all of its own 6% cumulative preference shares and 7% cumulative preference shares (and depositary receipt thereof) on the following terms:

(i)	the purchase price, excluding expenses and interest, for each 6% cumulative preference sub-share is not lower than €42.86 (the nominal value) and not higher than €307.80; and

(ii)	the purchase price, excluding expenses and interest, for each 7% cumulative preference share is not lower than €428.57 (the nominal value) and not higher than €3,262 and for each 7% cumulative preference sub-share or depositary receipt thereof is not lower than €42.86 (the nominal value) and not higher than €326.20.

The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2019, the last date by which the Company must hold an Annual General Meeting in 2019.

AGENDA ITEM 21

TO AUTHORISE THE BOARD OF DIRECTORS TO PURCHASE ORDINARY SHARES AND DEPOSITARY RECEIPTS THEREOF IN THE SHARE CAPITAL OF THE COMPANY

Renewal of this authority is sought at the AGM each year. The Board of Directors believes that it is advantageous for the Company to have the flexibility to purchase its own shares, and this resolution provides the authority from shareholders to do so.

It is proposed to authorise the Board of Directors, in accordance with Article 2:98 of the Dutch Civil Code, to cause the Company to purchase, either through purchase on a stock exchange or otherwise, its own shares or depositary receipts thereof with a maximum of 10% of the issued share capital as shown in the Annual Accounts for the financial year 2017 at a purchase price per share or depositary receipt thereof, excluding expenses, not lower than €0.16 (the nominal value) and not higher than 10% above the average of the closing price of the shares on the trading venue where the purchase is carried out for the five business days before the day on which the purchase is made.

The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2019, the last date by which the Company must hold an Annual General Meeting in 2019.

AGENDA ITEM 22

TO REDUCE THE CAPITAL WITH RESPECT TO 6% CUMULATIVE PREFERENCE SHARES AND 7% CUMULATIVE PREFERENCE SHARES (AND DEPOSITARY RECEIPTS THEREOF) HELD BY THE COMPANY IN ITS OWN SHARE CAPITAL.

It is proposed that the AGM resolves to reduce the issued share capital through cancellation of Preference Shares. The number of Preference Shares that will be cancelled pursuant to this resolution will be determined by the Board of Directors, and may extend to all issued Preference Shares. Each time, the amount of the capital reduction will be stated in the resolution of the Board of Directors that shall be filed with the Chamber of Commerce.

The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2019, the last date by which the Company must hold an Annual General Meeting in 2019.

5	Unilever Chairman’s Letter and Notice of Meeting 2018

EXPLANATORY NOTES TO THE NOTICE

OF ANNUAL GENERAL MEETING 2018 CONTINUED

AGENDA ITEM 23

TO REDUCE THE CAPITAL WITH RESPECT TO ORDINARY SHARES AND DEPOSITARY RECEIPTS THEREOF HELD BY THE COMPANY IN ITS OWN SHARE CAPITAL

It is proposed that the AGM resolves to reduce the issued share capital through cancellation of ordinary shares and depositary receipts thereof. The purpose of the reduction is to create flexibility with respect to the Company’s capital structure. It is restricted to a maximum of 10% of the issued share capital as shown in the Annual Accounts for the financial year 2017. Only ordinary shares held by the Company or for which the Company holds depositary receipts may be cancelled. Ordinary shares that the Company holds in treasury for hedging employee share (option) plans will not be cancelled. The number of ordinary shares that will be cancelled following this resolution will be determined by the Board of Directors. Each time, the amount of the capital reduction will be stated in the resolution of the Board of Directors which shall be filed with the Trade Register.

The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2019, the last date by which the Company must hold an Annual General Meeting in 2019.

AGENDA ITEM 24

TO DESIGNATE THE BOARD OF DIRECTORS AS THE COMPANY BODY AUTHORISED IN RESPECT OF THE ISSUE OF SHARES IN THE SHARE CAPITAL OF THE COMPANY

The Board of Directors believes that the authority to issue new shares, on both a pre-emptive and non pre-emptive basis should be aligned between the Company and Unilever PLC.

It is therefore proposed to designate the Board of Directors as the company body, in accordance with Article 2:96 of the Dutch Civil Code, to resolve to issue – or to grant rights to subscribe for – shares not yet issued up-to a maximum of one-third of the issued share capital of the Company as shown in the Annual Accounts for the financial year 2017.

The Board of Directors has no present intention of exercising the authority sought under this resolution.

The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2019, the last date by which the Company must hold an Annual General Meeting in 2019.

AGENDA ITEM 25

TO DESIGNATE THE BOARD OF DIRECTORS AS THE COMPANY BODY AUTHORISED TO RESTRICT OR EXCLUDE THE STATUTORY PRE-EMPTION RIGHTS THAT ACCRUE TO SHAREHOLDERS UPON ISSUE OF SHARES FOR GENERAL CORPORATE PURPOSES.

It is proposed to designate the Board of Directors as the company body, in accordance with Article 2:96a of the Dutch Civil Code, to resolve to limit or exclude pre-emption rights in relation to any issue of – or grant of rights to subscribe for – shares for general corporate purposes up to 5% of the issued share capital of the Company as shown in the Annual Accounts for the financial year 2017.

The Board of Directors has no current intention of exercising the authorities granted in this resolution but considers that it is appropriate in order to allow the Company flexibility to finance business opportunities without the need to comply with the strict requirements of the statutory pre-emption provisions.

The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2019, the last date by which the Company must hold an Annual General Meeting in 2019.

AGENDA ITEM 26

TO DESIGNATE THE BOARD OF DIRECTORS AS THE COMPANY BODY AUTHORISED TO RESTRICT OR EXCLUDE THE STATUTORY PRE-EMPTION RIGHTS THAT ACCRUE TO SHAREHOLDERS UPON ISSUE OF SHARES FOR ACQUISITION PURPOSES.

It is proposed to designate the Board of Directors as the company body, in accordance with Article 2:96a of the Dutch Civil Code, to resolve to limit or exclude pre-emption rights in relation to any issue of – or grant of rights to subscribe for – shares up to 5% of the issued share capital of the Company as shown in the Annual Accounts for the financial year 2017, but only in connection with an acquisition or specified capital investment which is announced contemporaneously with the issuance, or which has taken place in the preceding six-month period and is disclosed in the announcement of the issuance.

The Board of Directors has no current intention of exercising the authorities granted in this resolution but consider that they are appropriate in order to allow the Company flexibility to finance acquisition opportunities without the need to comply with the strict requirements of the statutory pre-emption provisions. The Board of Directors will only exercise such authority where they consider that doing so is in the best interests of the Company.

The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2019, the last date by which the Company must hold an Annual General Meeting in 2019.

Unilever Chairman’s Letter and Notice of Meeting 2018	6

INFORMATION ABOUT ATTENDING

THE ANNUAL GENERAL MEETING 2018

The Annual General Meeting (‘AGM’) is to be held on Thursday 3 May 2018 at 10.30am in the Rotterdam Hall of the World Trade Center, Beursplein 37 in Rotterdam, the Netherlands.

RECORD DATE

ADMISSION TO THE AGM AND VOTING RIGHTS

The Board of Directors has determined that holders of shares or depositary receipts thereof on Thursday 5 April 2018, after closing of the books (the ‘Record Date’) and who are registered as such in one of the (sub)registers designated by the Board of Directors, have the right to attend the AGM and exercise their voting rights in accordance with the number of shares or depositary receipts thereof held at the Record Date. The designated (sub)registers are the administration records of the intermediaries in the meaning of the Securities Giro Act (Wet Giraal Effectenverkeer) and the shareholders register of the Company.

HOLDERS OF SHARES OR DEPOSITARY RECEIPTS HELD THEREOF VIA THE GIRO SYSTEM

ATTENDANCE INSTRUCTIONS

Holders of shares or depositary receipts thereof who wish to attend the AGM either in person or by proxy (see under ‘Proxies’), can notify their bank or broker or via www. abnamro.com/evoting, until Thursday 26 April 2018 at 5.30pm at the latest. The bank or broker will inform ABN AMRO who will send an admission ticket for the AGM by post or by e-mail to the notified holders of shares or depositary receipts thereof.

PROXIES

Holders of shares or depositary receipts thereof who wish to have themselves represented at the AGM by a proxy holder appointed by them must register in accordance with what is described above and deposit a written power of attorney. For this purpose, they can use the power of attorney printed on the admission ticket or the power of attorney available on www.unilever.com/agm.

VOTING INSTRUCTIONS

Holders of shares or depositary receipts thereof who are unable to attend the AGM in person and wish to participate in the voting process can render their voting instructions electronically via www.abnamro.com/evoting. By doing so voting instructions are given to Mr M.J. Meijer c.s. Notarissen, in Amsterdam, to cast their vote at the AGM. Voting instructions can be given until Thursday 26 April 2018 at 5.30pm at the latest.

UNILEVER TRUST OFFICE

Holders of depositary receipts who attend the AGM either in person or by proxy will automatically receive from the Foundation Unilever N.V. Trust Office a proxy in accordance with the conditions of administration of these depositary receipts.

HOLDERS OF REGISTERED SHARES REGISTERED IN THE SHAREHOLDERS’ REGISTER

Holders of registered shares will be approached by SGG Financial Services B.V. (‘SGG’) individually. A written notification to attend the AGM, a completely filled-in voting instruction form or a written power of attorney must be received by SGG by Thursday 26 April 2018 at 5.30pm at the latest.

IDENTIFICATION

We kindly request you to bring a valid proof of identity to the AGM.

ROUTE DESCRIPTION

The World Trade Center is located at Beursplein 37 in the heart of Rotterdam city centre and is best reached by train. Rotterdam Central Station is just a short walk. If you choose to come by car, you are advised to use Parking WTC-Beursplein, Leeuwenstraat 2 in Rotterdam. Route descriptions to both the WTC and the Parking WTC-Beursplein are available on our website, www.unilever.com/agm.

UNILEVER N.V.	UNILEVER PLC
Head Office and Registered Office	Head Office 100 Victoria Embankment	Registered Office Unilever PLC
Weena 455, PO Box 760	London EC4Y 0DY	Port Sunlight
3000 DK Rotterdam	United Kingdom	Wirral
The Netherlands	T +44 (0)20 7822 5252	Merseyside CH62 4ZD
T +31 (0)10 217 4000		United Kingdom	FOR FURTHER INFORMATION ABOUT
Commercial Register		Registered in England	UNILEVER PLEASE VISIT OUR WEBSITE:
Rotterdam		and Wales
Number: 24051830		Company Number: 41424	WWW.UNILEVER.COM